Exhibit 99.1

21Vianet Announces Change in Leadership Team

BEIJING, September 25, 2021 -- 21Vianet Group, Inc. (Nasdaq: VNET) ("21Vianet" or the "Company"), a leading carrier- and cloud-neutral Internet data center services provider in China, today announced that Mr. Chunfeng Cai, the Company’s Chief Operating Officer (“COO”), has decided to resign from his current post and leave the Company due to personal reasons, effective on October 1, 2021.

Samuel Shen, the Company’s Chief Executive Officer, stated: “The company and I would like to thank Chunfeng for his contributions over the past few years. We appreciate his dedication to 21Vianet, as his leadership played a pivotal part in the Company’s transition to the dual-core strategy in both retail and wholesale IDC markets. We wish him nothing but the very best in the future.”

About 21Vianet

21Vianet Group, Inc. is a leading carrier- and cloud-neutral Internet data center services provider in China. 21Vianet provides hosting and related services, including IDC services, cloud services, and business VPN services to improve the reliability, security and speed of its customers' Internet infrastructure. Customers may locate their servers and equipment in 21Vianet's data centers and connect to China's Internet backbone. 21Vianet operates in more than 20 cities throughout China, servicing a diversified and loyal base of over 6,000 hosting and related enterprise customers that span numerous industries ranging from Internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," “target,” "believes," "estimates" and similar statements. Among other things, quotations from management in this announcement as well as 21Vianet's strategic and operational plans contain forward-looking statements. 21Vianet may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 21Vianet's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 21Vianet's goals and strategies; 21Vianet's expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, 21Vianet's services; 21Vianet's expectations regarding keeping and strengthening its relationships with customers; 21Vianet's plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where 21Vianet provides solutions and services. Further information regarding these and other risks is included in 21Vianet's reports filed with, or furnished to, the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and 21Vianet undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contacts:

Xinyuan Liu
+86 10 8456 2121
IR@21Vianet.com

Julia Jiang
+86 10 8456 2121
IR@21Vianet.com

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